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                                                                    EXHIBIT 99.1



                    APPENDIX: DESCRIPTION OF IMAGE MATERIAL


                           UNDER RULE 304 OF REG. S-T



     The following is a description of the image material that appears on page 2 of the Prospectus contained in the Registration Statement. It is being filed as an Appendix under Rule 304 of Regulation S-T.



     [This page of the Prospectus contains at the top a picture of the first four pages of a sample report that details information on a fictional person. Below the report is a picture of a computer monitor with a screen showing the Company's HTML-based delivery method for accessing its AutoTrack Plus+ product and two additional sample screens. The following text appears to the right of the computer monitor in large type: "INSTANT ON-LINE ACCESS TO BILLIONS OF RECORDS." The following text appears below the computer monitor in small type:
"The above is representative of reports available via the Company's intranet HTML-based delivery system which the Company expects to release later in 1997. The report contains fictional information for sample purposes only. Any correlation with actual persons is unintentional." Beside that text appears the following in large type: "DBT ONLINE."]